UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For April 29, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]


1. Commercial Consolidators Corp. will present at the RedChip Companies, LLC (tm) ("RedChip Partners") Investor Conference in Chicago on Monday, May 6, 2002. The presentation will include a brief review of the Company's past performance and a major emphasis on its future growth prospects.

Copy of the News Release and BC FORMS 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Guy P. Garvis
Guy P. Garvis, Chief Executive Officer
Date:   April 29, 2002





Exhibit 1
News Release
April 29, 2002


COMMERCIAL CONSOLIDATORS CORP. TO PRESENT AT REDCHIP PARTNERS(tm)
INVESTOR CONFERENCE IN CHICAGO ON MAY 6, 2002

TORONTO - April 29, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CCZ:CDNX; CJ9:Frankfurt) will present at the RedChip Companies, LLC (tm) ("RedChip Partners") Investor Conference in Chicago on Monday, May 6, 2002. The presentation will include a brief review of the Company's past performance and a major emphasis on its future growth prospects.

The conference, which will be held at Palmer House Hilton Hotel, begins with on-site registration at 8:00 a.m. Corporate presentations are scheduled from 9:00 a.m. to 4:30 p.m. A schedule of corporate presentation times will be available on www.redchip.com before the conference. The American Stock Exchange is co-sponsoring the conference.

Terry Savage, author and personal finance columnist of the Chicago Sun-Times, is the keynote luncheon speaker. Savage is also known for hosting the "Money Talks" interview program on television and appearing on CNN, CNBC and PBS' Nightly Business Report.

There is no charge for interested investors to attend the daylong event or to listen to a live webcast, but advance registration is required at www.redchip.com or by calling 1-800-REDCHIP (1-800-733-2447).

The conference will be webcast by CCBN and can be accessed at www.redchip.com beginning at 9:00 a.m. Eastern time on May 6 and will be archived for 60 days on the site. Individual investors can also listen to company presentations through CCBN's individual investor center at www.companyboardroom.com. Institutional investors can access the conference via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT REDCHIP PARTNERS
RedChip Companies, LLC is a well-established source of independent research and information on the small-cap market. Dedicated to "discovering tomorrow's blue chips today(tm)", its analysts seek out emerging growth companies and undiscovered small-cap values before they show up on Wall Streets radar screen. Through RedChip Review, the company's flagship publication, analysts provide a unique breadth of coverage and depth of research on relatively unknown small-cap companies. The RedChip(tm) institutional sales department brings research on selected small-cap companies to analysts and portfolio managers. RedChip Partners(tm) provides small-cap companies with access to professional and individual small-cap investors by holding conferences throughout the United States and producing online corporate visibility programs. RedChip Capital(tm) serves the corporate finance needs of small-cap companies. The company was founded in 1993 by Marcus W. Robins, CFA. Its main office is in Portland, Oregon.

For further information, please contact investor relations at 1-800-968-1727;or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein


Exhibit 2
BC FORM 53-901F
April 29, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1	REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
Suite 1010, 5255 Yonge Street,
Toronto, Ontario, Canada  M2N 6P4

ITEM 2	DATE OF MATERIAL CHANGE

April 29, 2002

ITEM 3	PRESS RELEASE

Issued April 29, 2002 at Vancouver, BC

ITEM 4	SUMMARY OF MATERIAL CHANGE

1. Commercial Consolidators Corp. will present at the RedChip Companies, LLC (tm) ("RedChip Partners") Investor Conference in Chicago on Monday, May 6, 2002. The presentation will include a brief review of the Company's past performance and a major emphasis on its future growth prospects.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached Schedule "A"

ITEM 6	RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8	DIRECTOR/SENIOR OFFICER

Contact:	Guy P. Garvis
Telephone:	(416) 512-8299

ITEM 9	STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 29th day of April 2002.

"Guy P. Garvis"
_______________________________
Guy P. Garvis
Chief Executive Officer


SCHEDULE "A"

COMMERCIAL CONSOLIDATORS CORP. TO PRESENT AT REDCHIP PARTNERS(tm)
INVESTOR CONFERENCE IN CHICAGO ON MAY 6, 2002

TORONTO - April 29, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CCZ:CDNX; CJ9:Frankfurt) will present at the RedChip Companies, LLC (tm) ("RedChip Partners") Investor Conference in Chicago on Monday, May 6, 2002. The presentation will include a brief review of the Company's past performance and a major emphasis on its future growth prospects.

The conference, which will be held at Palmer House Hilton Hotel, begins with on-site registration at 8:00 a.m. Corporate presentations are scheduled from 9:00 a.m. to 4:30 p.m. A schedule of corporate presentation times will be available on www.redchip.com before the conference. The American Stock Exchange is co-sponsoring the conference.

Terry Savage, author and personal finance columnist of the Chicago Sun-Times, is the keynote luncheon speaker. Savage is also known for hosting the "Money Talks" interview program on television and appearing on CNN, CNBC and PBS' Nightly Business Report.
There is no charge for interested investors to attend the daylong event or to listen to a live webcast, but advance registration is required at www.redchip.com or by calling 1-800-REDCHIP (1-800-733-2447).

The conference will be webcast by CCBN and can be accessed at www.redchip.com beginning at 9:00 a.m. Eastern time on May 6 and will be archived for 60 days on the site. Individual investors can also listen to company presentations through CCBN's individual investor center at www.companyboardroom.com. Institutional investors can access the conference via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ABOUT REDCHIP PARTNERS
RedChip Companies, LLC is a well-established source of independent research and information on the small-cap market. Dedicated to "discovering tomorrow's blue chips today(tm)", its analysts seek out emerging growth companies and undiscovered small-cap values before they show up on Wall Streets radar screen. Through RedChip Review, the company's flagship publication, analysts provide a unique breadth of coverage and depth of research on relatively unknown small-cap companies. The RedChip(tm) institutional sales department brings research on selected small-cap companies to analysts and portfolio managers. RedChip Partners(tm) provides small-cap companies with access to professional and individual small-cap investors by holding conferences throughout the United States and producing online corporate visibility programs. RedChip Capital(tm) serves the corporate finance needs of small-cap companies. The company was founded in 1993 by Marcus W. Robins, CFA. Its main office is in Portland, Oregon.

For further information, please contact investor relations at 1-800-968-1727;or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 "Guy Jarvis"
________________________________
GUY JARVIS, Chief Executive Officer
Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor Disapproved The Information Contained Herein